Monetta Fund, Inc.

Monetta Trust

1776-A South Naperville Road

Suite 100

Wheaton, IL 60187-8133

March 1, 2007

Brick Barrientos

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:  Monetta Fund, Inc. (Securities Act registration no. 33-1398, Investment Company Act file no. 811-4466) and Monetta Trust (Securities Act registration no. 33-54822, Investment Company Act file no. 811-07360)

Dear Mr. Barrientos:

Monetta Fund, Inc. (the “Fund”) and Monetta Trust (the “Trust”) are filing a joint annual update to their joint registration statement on Form N-1A (the “Registration Statement”) to become effective as of April 30, 2007, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”).  The Registration Statement is being filed pursuant to Rule 485(a) under the 1933 Act (“Rule 485(a)”) pursuant to your oral request and to provide you with the opportunity to review and comment upon certain additions to the Fund’s and Trust’s joint Prospectus.  For the reasons set forth below, the Registration Statement is being submitted for selective review.

Specifically, the Registration Statement is being filed pursuant to Rule 485(a) so that you may have an opportunity to review the information that has been added by the Trust regarding Belle Haven Investments, L.P., the new “interim” subadviser to the Monetta Intermediate Bond Fund (the “Bond Fund”), a series of the Trust.  The information added regarding Belle Haven has previously been reviewed by yourself and your staff during your review of the Trust’s proxy statement filed with the SEC in preliminary format on December 19, 2006, and in definitive form on December 29, 2006; however, until the date of this filing, that information had not previously been incorporated into the Fund’s and Trust’s combined Prospectus.  Please note that Belle Haven Investments, L.P. is currently operating under an interim subadvisory agreement in accordance with Rule 15a-4 under the Investment Company Act of 1940, and has not yet been approved by the shareholders of the Bond Fund.  Due to low shareholder vote participation, the special meeting of the shareholders of the Bond Fund called to vote on the approval of Belle Haven Investments, L.P. as subadviser to the Bond Fund has been adjourned to March 20, 2007.

The Trust’s newest series, the Monetta Young Investor Fund, has also been added to the Fund’s and Trust’s combined prospectus in the Registration Statement; however, the information and disclosures related to the Monetta Young Investor Fund was previously reviewed by you following the Trust’s registration statement update filed pursuant to Rule 485(a) on September 27, 2006, and the Trust’s subsequent filing pursuant to Rule 485(b) under the 1933 Act on November 20, 2006 (as subsequently amended by various filings made by the Trust pursuant to Rule 497(e) under the 1933 Act).

Thank you for your time in reviewing the Registration Statement, and we look forward to discussing your comments to the Registration Statement in the near future.

Please do not hesitate to contact me if you have further questions or comments.  I can be reached via telephone at 312.460.5964, and by email at rcutshall@seyfarth.com.

Very truly yours,

/s/ Richard Cutshall

Richard Cutshall

Seyfarth Shaw LLP

cc:

Robert S. Bacarella, President

Maria Cesario DeNicolo, Chief Compliance Officer, Monetta Trust

Arthur Don, Seyfarth Shaw LLP

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